Exhibit 11

LEGALITY OF SECURITIES OPINION

[Letterhead of The Vanguard Group, Inc.]

October 18, 2013

Board of Trustees
Vanguard Valley Forge Funds
Post Office Box 2600
Valley Forge, PA 19482-2600

Ladies and Gentlemen:

I have acted as counsel to Vanguard Valley Forge Funds, a Delaware statutory trust (the “Trust”), in connection with that certain Agreement and Plan of Reorganization (the “Plan”) by and among the Trust, on behalf of its series, Vanguard Managed Payout Growth Focus Fund (the “Growth Fund”), Vanguard Managed Payout Distribution Focus Fund (“Distribution Fund”), and Vanguard Managed Payout Growth and Distribution Fund (“Growth and Distribution Fund”), which provides for the reorganization of the Growth Fund and Distribution Fund with and into the Growth and Distribution Fund (the “Transaction”). While acting in this capacity, I have acquired a general familiarity with the Trust’s business operations, practices, and procedures.

Pursuant to the Plan, all of the assets of the Growth Fund and Distribution Fund will be transferred to the Growth and Distribution Fund and the Growth and Distribution Fund will assume all of the liabilities of the Growth Fund and Distribution Fund. The Trust will then issue Investor Shares of the Growth and Distribution Fund to the Growth Fund and Distribution Fund, and the Growth Fund and Distribution Fund will distribute these Investor Shares to shareholders holding Investor Shares of the Growth Fund and Distribution Fund, respectively. The value of each Growth Fund shareholder's account and each Distribution Fund shareholder’s account with the Growth and Distribution Fund after the Transaction will be the same as the net asset value of such shareholder’s account with the Growth Fund and Distribution Fund, respectively, immediately prior to the Transaction.

In connection with the preparation of this opinion, I have examined originals, certified copies, or copies identified to me as being true copies, of various trust documents and records of the Trust, as well as such other instruments, documents, and records as I have deemed necessary in order to render this opinion. I have assumed the genuineness of all signatures, the authenticity of all documents provided to me, and the correctness of all statements of fact made in those documents.

The opinion expressed below is based on the assumption that a Registration Statement on Form N-14 with respect to the Investor Shares of the Growth and Distribution Fund to be issued to shareholders of the Growth Fund and Distribution Fund pursuant to the Plan, as described above (the “Growth and Distribution Fund Shares”), will have been filed by the Trust with the Securities and Exchange Commission and will have become effective before the Transaction occurs.

Based on the foregoing, I am of the opinion that the Growth and Distribution Fund Shares are duly authorized and, when issued by the Trust to the Growth Fund and Distribution Fund and subsequently distributed to the shareholders of the Growth Fund and Distribution Fund in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion with and as a part of the Registration Statement.

Very truly yours,

Natalie Bej Principal Legal Department